April 28, 2009

via EDGAR and Facsimile

Jim B. Rosenberg,
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re: American Financial Group, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed on February 27, 2009
Definitive Proxy Statement filed on March 27, 2009
File No. 001-13653

Dear Mr. Rosenberg:

AFG is responding to the Staff's comments in your letter dated April 14, 2009, regarding the above-referenced filings. Comments in the Staff's letter are reproduced below and are followed by AFG's responses.

Form 10-K for the year ended December 31, 2008 filed February 27, 2009

Item 1A Risk Factors, page 15
  You disclose on page 28 that the spreads in rates between U.S. government bonds and other fixed maturities, the lack of liquidity and the collapse of the financial institutions resulted in your pretax unrealized loss on fixed maturities rising from $47 million in 2007 to $1.9 billion in 2008. Please include a risk factor disclosing the risks relating to these unrealized losses and the potential consequences. The discussion should quantify these losses and address the possibility that your intent or ability to hold the securities until they recover in value may change.

The first risk factor beginning on page 15 discloses that "The highly volatile debt and equity markets, lack of liquidity, widening credit spreads and the collapse of several financial institutions have resulted in significant realized and unrealized losses in AFG's investment portfolio." It also discusses the risks inherent in investing in fixed maturity and equity securities and states that "... adverse fluctuations in the fixed income or equity markets could adversely impact AFG's profitability, financial condition or cash flows ... the continuing economic downturn could have a material adverse effect of AFG's insureds and reinsurers." As requested, we will quantify the unrealized losses in this section in future 10-K filings and address the possibility that our intent and ability to hold the securities until they recover may change.

Jim B. Rosenberg
Securities and Exchange Commission
Page 2

Item 3. Legal Proceedings, page 21
  We note your disclosure relating to proceedings and claims by regulatory agencies and private parties relating to hazardous waste or discharge remediation costs at certain railroad sites formerly owned by your predecessor. We also note your statement on page 32 that the adequacy of the insurance reserves and contingencies arising out of your former manufacturing and railroad operations poses the greatest risk of material loss. Please revise this section to provide all information required by Item 103 of Regulation S-K and include a risk factor describing the risk and potential consequences.

  We believe our disclosures meet the requirements of Item 103 of Regulation S-K. Nonetheless, we propose adding language in Item 3 of AFG's 2009 Form 10-K to clarify that proceedings and claims related to asbestos, environmental and other substance and workplace hazards that are not specifically described in Item 3 are not individually material to AFG.

  The second risk factor on page 20 refers readers to Item 3, Legal Proceedings (page 21) and Item 7, Management's Discussion and Analysis (page 39) (which includes a reference to Note L, Contingencies on page F-24) where detailed disclosures are made relating to the risk from A&E exposures at certain railroad sites formerly owned by AFG's predecessor. With respect to the "potential consequences," page 20 states that the litigation is "unpredictable and the outcome of these cases is uncertain. ... Nevertheless, American Premier believes that its accruals for potential environmental liabilities are adequate to cover the probable amount of such liabilities ..."

  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

  Investments, page 28
  Please revise your disclosure here to clarify the extent to which brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

  We intend to add disclosure similar to the following in our March 31, 2009, Form 10-Q:

  Fair values for AFG's portfolio are determined by AFG's internal investment professionals using data from nationally recognized pricing services as well as non-binding broker quotes. Fair values of equity securities are generally based on closing prices obtained from the pricing services. For mortgage-backed securities ("MBS"), which comprise approximately one-third of AFG's fixed maturities, prices for each security are generally obtained from both pricing services and broker quotes. For the other two-thirds, 90% are priced using a pricing service and the balance is priced internally or by using non-binding broker quotes. When prices obtained for the same security vary, AFG's investment professionals select the price they believe is most indicative of an exit price.

Jim B. Rosenberg
Securities and Exchange Commission
Page 3

  The pricing services use a variety of observable inputs to estimate fair value of fixed maturities that do not trade on a daily basis. Based upon information provided by the pricing services, these inputs include, but are not limited to, recent reported trades, benchmark yields, issuer spreads, bids or offers, reference data, and measures of volatility. Included in the pricing of mortgage-backed securities are estimates of the rate of future prepayments and defaults of principal over the remaining life of the underlying collateral. Due to the lack of transparency in the process that brokers use to develop prices, valuations that are based on brokers' prices are classified as Level 3 in the GAAP hierarchy unless the price can be corroborated, for example, by comparison to similar securities priced using observable inputs.

  Valuation techniques utilized by pricing services and prices obtained from external sources are reviewed by AFG's internal investment professionals who are familiar with the securities being priced and the markets in which they trade to ensure the fair value determination is representative of an exit price (consistent with SFAS No. 157). These investment managers validate the appropriateness of the prices obtained considering widely published indices as benchmarks, changes in interest rates, general economic conditions and the credit quality of the specific issuers. Prices obtained from a broker or pricing service are adjusted only in cases where they are deemed not to be representative of an appropriate exit price (fewer than 1% of the securities).

  Please revise your disclosure here to elaborate on the procedures you performed to validate the prices you obtained from brokers or pricing services to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. The current disclosure simply states that they are reviewed by internal investment professionals.

  The requested disclosures are contained in the response to comment number 3, above.

  Please revise your disclosure to [include a] quantify and discuss the impact that reasonably likely changes in the key inputs used in the valuation methodologies to estimate fair value would have on the financial statements at December 31, 2008.

We intend to add disclosure similar to the following in our March 31, 2009, Form 10-Q. For illustration purposes, the data presented below is as of December 31, 2008.

The following table summarizes the effect on AFG's fixed maturity portfolio that a hypothetical immediate increase of 100 basis points in the interest rate yield curve would have at December 31, 2008 (dollars in millions).

Fair value of fixed maturity portfolio	$14,079
Pretax impact on fair value of 100 bps increase in interest rates	($ 783)
Pretax impact as % of total fixed income portfolio at fair value	(5.6%)

Jim B. Rosenberg
Securities and Exchange Commission
Page 4

  Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee, preferably in tabular format. It is not clear how an average of A+ was derived. Also disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

The A+ averages for our insured municipal and corporate bonds were calculated using the weighted average ratings (assigning numerical values to ratings) of such securities based on their fair value. Please note that of the $764 million in securities with third party guarantees at December 31, 2008, the credit guarantee is only beneficial in $295 million of the securities. In the remaining $469 million of securities with credit wraps, the rating of the underlying was equal to or exceeded that of the guarantor. AFG only had a minor (less than $12 million) direct investment in the financial guarantors at December 31, 2008.

Given that issuer credit is enhanced in less than 2% of our total fixed maturity securities, we propose clarifying this fact with disclosure similar to the following, beginning with our March 31, 2009 Form 10-Q.

Issuers will sometimes purchase monoline insurance to "wrap" or enhance the credit of a security issuance in order to benefit from better market execution. At March 31, 2009, AFG owned approximately $894 million of fixed maturity securities wrapped by monoline insurers. Since many of these issuers have ratings equal or superior to the insurer, credit was enhanced in only $194 million of the securities insured. Ambac Financial provided 42% of the $194 million in credit enhancement, FSA International provided 34% and MBIA Inc. provided 17%. AFG's direct investment in monoline credit insurers was less than $12 million at March 31, 2009.

Notes to Consolidated Financial Statements, page F-6

E. Investments, page F-15
  Please revise your disclosure to comply with paragraph 17b of FSP FAS 115-1/FAS 124-1. More specifically, please provide a more robust discussion of your rationale for concluding that unrealized losses are not other-than-temporary impairments, particularly given that 37% of the unrealized loss has been in an unrealized loss position for more than 12 months. In addition, please revise to discuss your significant concentration of unrealized losses in the mortgage backed securities and other corporate industries and the significant increase in the unrealized losses in those industries from the prior year clarifying why you believe no impairment is required.

  We intend to adopt FASB Staff Position ("FSP") FAS 115-2 and FSP 157-4 in our March 31, 2009, Form 10-Q. Accordingly, we propose revising the paragraph that corresponds to the last paragraph on page F-15 with disclosure similar to the following. Note that the December 31, 2008 data shown below will be updated with March 31, 2009 data in the Form 10-Q.

Jim B. Rosenberg
Securities and Exchange Commission
Page 5

  At December 31, 2008, AFG held approximately 1,800 fixed maturity securities with a fair value of $14.1 billion and gross unrealized losses of $2.0 billion. Investment grade securities (as determined by nationally recognized rating agencies) represented approximately 87% of the total unrealized loss and 94% of the fair value. Mortgage-backed securities and corporate bonds (excluding utilities) comprised approximately 80% of the fair value of the fixed maturity portfolio at December 31, 2008, and 95% of the gross unrealized losses. Gross unrealized losses on these two groups increased significantly during 2008 as widespread deterioration in economic conditions resulted in significantly wider spreads. Approximately 38% of the gross unrealized losses on these two groups at December 31, 2008, included securities that were in an unrealized loss position for more than 12 months.

  AFG recorded approximately $446 million in other than temporary impairment charges on securities in 2008 including $245 million on fixed maturities, primarily relating to corporate bonds and mortgage-backed securities. Management concluded that no additional charges for other than temporary impairment were required on these two groups of securities based on many factors, including AFG's ability and intent to hold the investments for a period of time sufficient to allow for anticipated recovery of its amortized cost, the length of time and the extent to which fair value has been below cost, analysis of historical and projected company-specific financial data, the outlook for industry sectors, credit ratings including the fact that 94% of the unrealized losses on AFG's mortgage-backed securities related to investment grade securities, expectations with respect to cash flows from the underlying collateral on mortgage-backed securities, and credit enhancement of certain issues by monoline insurers.

  Nearly 70% of the gross unrealized losses on AFG's perpetual preferred stocks relate to investments in banks and credit institutions, all of which were investment grade rated. AFG believes these unrealized losses are due primarily to temporary market and sector-related factors and does not consider these securities to be other than temporarily impaired. AFG has the ability and intent to hold these securities until they recover in value.

  Definitive Proxy Statement filed March 28, 2009

  2008 Bonus Plan Components and Bonus Amounts for Other NEOs, page 20

  We note the Individual Performance Component includes, but is not limited to operational, qualitative measurements relating to the development and implementation of strategic initiatives and annual objectives, responses to unexpected developments, the development of management personnel, and the impact of extraordinary transactions. To the extent that any of these components were quantified or more specifically described, please revise the disclosure to reflect these additional details. Additionally, you should revise to discuss the extent to which each NEO achieved these goals and how such level of achievement was used to determine each NEO's bonus.

Jim B. Rosenberg
Securities and Exchange Commission
Page 6

As described in the Company's Definitive Proxy Statement filed March 27, 2009 (the "2009 Proxy Materials"), the Individual Performance Components for bonuses paid to NEOs other than the Co-Chief Executive Officers ("Co-CEOs") are determined by the Co-CEOs based on their subjective rating of the NEOs overall performance for the prior fiscal year. The 2009 Proxy Materials explain that the Co-CEOs' rating for each of the other NEOs includes a general consideration of the qualitative factors listed. The Co-CEOs' consideration of NEO performance includes neither a quantification of any material components nor a determination of specific achievement levels.

The Company Co-CEOs intend to review these and similar factors on an ongoing basis in reviewing other NEO performance. In the event and to the extent that the Co-CEOs consider in compensation decisions for other NEOs any other material factors or goals, including any material achievement levels, or specifically quantify any such goals or achievement levels, the Company will expand its disclosure to discuss such material information in future filings, as requested by the staff's comment.

* * * * * * * *

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not prevent the Commission from taking any action with respect to the filing; and (iii) the Commission has taken the position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 579-6633 (FAX: (513) 369-5750).
American Financial Group, Inc.

BY: /s/ Keith A. Jensen
Keith A. Jensen
Senior Vice President
cc:	Ms. Mary Mast
Ms. Tabatha Akins